InFinT Acquisition Corporation

32 Broadway, Suite 401

New York, NY 10004

November 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
Karl Hiller, Accounting Branch Chief
Timothy S. Levenberg, Special Counsel
Loan Lauren Nguyen, Legal Branch Chief

RE:	Amendment No. 4 to Registration Statement on Form S-1 Filed November 3, 2021
File No. 333-256310

Dear Staff:

InFinT Acquisition Corporation (the “Company”) confirms receipt of the letter dated November 9, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 4 to Registration Statement on Form S-1

Exhibits

1. As previously requested, please have counsel revise the legal opinion at Exhibit 5.2 to remove the language at Section 7.1 suggesting that reliance on the opinion is limited except as permitted by Section 7.2. In this regard, we note that Section 7.2 is narrowly focused, and does not appear to contemplate reliance by investors in this offering. Please remove the limitations on reliance or advise. Refer to Staff Legal Bulletin No. 19, Part II.B.3.d for guidance.

RESPONSE: The Company has filed counsel’s revised opinion as Exhibit 5.2 to Amendment No. 5 in response to the Staff’s comment above.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Alexander Edgarov
Alexander Edgarov
Chief Executive Officer

cc: Matthew Ogurick, Esq.